UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Calmare Therapeutics Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

204512107

(CUSIP Number)

Jason Moreau and Sarah McGarrell
Pierce Atwood, LLP

100 Summer Street

Boston, MA 02110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

8/11/2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. 204512107

1.	Names of Reporting Persons.

Stanley Yarbro, Ph.D.

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

	7.	Sole Voting Power
		285,980

NUMBER OF	8.	Shared Voting Power
SHARES		0
BENEFICIALLY
OWNED BY EACH	9.	Sole Dispositive Power
REPORTING		285,980
PERSON WITH
	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
		285,980

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0
		0.99%

14.	Type of Reporting Person (See Instructions)
		IN

2

CUSIP No. 204512107

1.	Names of Reporting Persons.

Richard D. Hornidge, Jr.

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

	7.	Sole Voting Power
		498,223

NUMBER OF	8.	Shared Voting Power
SHARES		0
BENEFICIALLY
OWNED BY EACH	9.	Sole Dispositive Power
REPORTING		498,223
PERSON WITH
	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
		498,223

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
		1.73%

14.	Type of Reporting Person (See Instructions)
		IN

3

CUSIP No. 204512107

1.	Names of Reporting Persons.

Ron Hirschi

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

	7.	Sole Voting Power
		832,011

NUMBER OF	8.	Shared Voting Power
SHARES		0
BENEFICIALLY
OWNED BY EACH	9.	Sole Dispositive Power
REPORTING		832,011
PERSON WITH
	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
		832,011

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
		2.89%

14.	Type of Reporting Person (See Instructions)
		IN

4

CUSIP No. 204512107

1.	Names of Reporting Persons.

Robert Davis

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

	7.	Sole Voting Power
		1,043,672

NUMBER OF	8.	Shared Voting Power
SHARES
BENEFICIALLY
OWNED BY EACH	9.	Sole Dispositive Power
REPORTING		1,043,672
PERSON WITH
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
		1,043,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
		3.63%

14.	Type of Reporting Person (See Instructions)
		IN

5

CUSIP No. 204512107

1.	Names of Reporting Persons.

Richard Kwak

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

	7.	Sole Voting Power
		433,071

NUMBER OF	8.	Shared Voting Power
SHARES		0
BENEFICIALLY
OWNED BY EACH	9.	Sole Dispositive Power
REPORTING		433,071
PERSON WITH
	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
		433,071

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
		1.50%

14.	Type of Reporting Person (See Instructions)
		IN

6

CUSIP No. 204512107

1.	Names of Reporting Persons.

Ted Kustin

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

	7.	Sole Voting Power
		1,431,500

NUMBER OF	8.	Shared Voting Power
SHARES		0
BENEFICIALLY
OWNED BY EACH	9.	Sole Dispositive Power
REPORTING		1,431,500
PERSON WITH
	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
		1,431,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
		4.97%

14.	Type of Reporting Person (See Instructions)
		IN

7

CUSIP No. 204512107

1.	Names of Reporting Persons.

Brian Strauss

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

	7.	Sole Voting Power
		1,263,809

NUMBER OF	8.	Shared Voting Power
SHARES		0
BENEFICIALLY
OWNED BY EACH	9.	Sole Dispositive Power
REPORTING		1,263,809
PERSON WITH
	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
		1,263,809

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
		4.39%

14.	Type of Reporting Person (See Instructions)
		IN

8

CUSIP No. 204512107

1.	Names of Reporting Persons.

Dr. William Kay

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

	7.	Sole Voting Power
		565,000

NUMBER OF	8.	Shared Voting Power
SHARES		0
BENEFICIALLY
OWNED BY EACH	9.	Sole Dispositive Power
REPORTING		565,000
PERSON WITH
	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
		565,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
		1.96%

14.	Type of Reporting Person (See Instructions)
		IN

9

CUSIP No. 204512107

1.	Names of Reporting Persons.

Ronald K. Tolboe

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

	7.	Sole Voting Power
		202,200

NUMBER OF	8.	Shared Voting Power
SHARES		0
BENEFICIALLY
OWNED BY EACH	9.	Sole Dispositive Power
REPORTING		202,200
PERSON WITH
	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
		202,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
		0.70%

14.	Type of Reporting Person (See Instructions)
		IN

10

CUSIP No. 204512107

1.	Names of Reporting Persons.

Steve Roehrich

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

	7.	Sole Voting Power
		12,500

NUMBER OF	8.	Shared Voting Power
SHARES		0
BENEFICIALLY
OWNED BY EACH	9.	Sole Dispositive Power
REPORTING		12,500
PERSON WITH
	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
		12,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
		0.04%

14.	Type of Reporting Person (See Instructions)
		IN

11

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 30, 2017 (the "Initial Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D") with respect to the common stock, par value $0.10 per share (the "Common Stock"), of Calmare Therapeutics Incorporated, a Delaware corporation (the "Issuer").  Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.  This Amendment No. 1 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

Item 2. Identity and Background

Item 2(a) of the Schedule 13D is hereby amended and supplemented as follows:

•	Steven Roehrich

Item 2(b) of the Schedule 13D is hereby amended and supplemented as follows:

The principal business address of Steven Roehrich is 225 Seven Farms Drive, PH 306, Daniel Island, SC 29492.

Item 2(c) of the Schedule 13D is hereby amended and supplemented as follows:

The principal business of Steven Roehrich is consulting.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

As of September 10, 2017, Stanley Yarbro beneficially owns 285,980 shares of Common Stock (including 50,000 stock options and has the right to acquire 95,238 shares upon conversion of $100,000 of convertible debt) and had invested approximately $174,850.15. The source of these funds was personal funds. (1)

As of September 10, 2017, Ron Hirschi beneficially owns 832,011 shares of Common Stock and had invested approximately $478,843.46. The source of these funds was personal funds. (1)

As of September 10, 2017, Steven Roehrich beneficially owns 12,500 shares of Common Stock and had invested approximately $0. The shares are represented by options which were granted to Mr. Roehrich for his service on the Board of Directors.

(1) The disclosure made on Schedule 13D, filed on June 30, 2017 misstated the beneficial ownership of Mr. Yarbro and Mr. Hirschi. The number of shares of Common Stock held by each is updated and corrected herein.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by the addition of the following:

From June 30, 2017 (when the Initial Schedule 13D was filed) until July 14, 2017, Yarbro unsuccessfully attempted to contact senior management of the Company to set up a meeting to discuss various aspects of the Issuer’s operations, financial structure and strategy (as set forth in Item 4 of the Initial Schedule 13D). On or about July 14, 2017, Yarbro followed up with a letter to Company management once again requesting a meeting with the Board of Directors to discuss the issues raised in the Initial Schedule 13D including the longstanding underperformance and mismanagement of the Company. Yarbro also noted the Company’s failure to timely file its Form 10-K for the period ending December 31, 2016 and its Form 10-Qs for the whole of 2017, as well as the financial status of the Company.

12

On or about August 11, 2017, Yarbro, on behalf of certain stockholders of the Company representing approximately twenty-three percent (23%) of the Company’s currently outstanding Common Stock, presented the Company’s Secretary with Notice of Stockholder Proposal to Nominate Directors for Election at Annual Meeting in accordance with the Company’s By-laws (the “Stockholder Proposal”) proposing for nomination a slate of five (5) individuals to serve as directors of the Company. The five individuals are:

•	Dr. Stanley Yarbro, Ph.d.;
•	Vice Admiral Robert T. Conway, Jr.;
•	Steve Roehrich;
•	Robert Davis; and
•	Benjamin Large.

On or about August 18, 2017, the Company, through its counsel, agreed to a meeting between Company management and the Stockholder Group (as set forth in the Initial Schedule 13D), to take place on Thursday, August 24, 2017 at 2:00 p.m. (EST) at the offices of the Company. On the afternoon of August 22, 2017, the Company, through its counsel, indicated that the meeting was cancelled by the Company’s CEO, Conrad Mir, citing “ongoing material events” that prevented the Company from answering the Group’s questions at this time and stating that the meeting would need to be rescheduled after September 15, 2017. To date, the Company has not provided alternative dates to reschedule the meeting between Company management and the Stockholder Group.

During this period, Yarbro also repeatedly made informal requests for a stockholder list which the Company has failed to provide. On or about August 25, 2017, following the Company’s abrupt cancellation of the August 24th meeting, Yarbro, through counsel, made a formal demand under Section 220 of the General Laws of the State of Delaware to review the stockholder list of the Company. As of the date of this filing, the Company has not responded.

The foregoing summary is qualified in its entirety by reference to the full text of: 1. the letter to the Board of Directors, a copy of which is attached as Exhibit 3 to this Schedule 13D; 2. the Stockholder Proposal, a copy of which is attached as Exhibit 4 to this Schedule 13D, and 3. the Demand to Inspect the Books and Records of the Company, a copy of which is attached as Exhibit 5 to this Schedule 13D, each of which is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Paragraphs (a) – (b) of Item 5 are hereby amended as follows:

(a)	The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 6,567,766 shares of Common Stock, constituting approximately 22.81% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 28,787,831 shares of Common Stock outstanding as of December 29, 2016, as reported in the Issuer's 10-Q filed with the Securities and Exchange Commission on December 29, 2016.

(i)	Stanley Yarbro, Ph.d.:
(a)	As of the date hereof, Stanley Yarbro may be deemed the beneficial owner of 285,980 shares of Common Stock.

Percentage: Approximately 0.99% as of the date hereof.

(b)	1.	Sole power to vote or direct vote: 285,980 shares of Common Stock

2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 285,980 shares of Common Stock
4.	Shared power to dispose or direct the disposition: 0
(ii)	Ron Hirschi:
(a)	As of the date hereof, Ron Hirschi may be deemed the beneficial owner of 832,011 shares of Common Stock.

Percentage: Approximately 2.89% as of the date hereof.

13

(b)	1.	Sole power to vote or direct vote: 832,011 shares of Common Stock

2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 832,011 shares of Common Stock
4.	Shared power to dispose or direct the disposition: 0
(x)	Steven Roehrich:
(a)	As of the date hereof, Steven Roehrich may be deemed the beneficial owner of 12,500 shares of Common Stock.
Percentage:	Approximately 0.04% as of the date hereof.

(b)	1.	Sole power to vote or direct vote: 12,500 shares of Common Stock

2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 12,500 shares of Common Stock
4.	Shared power to dispose or direct the disposition: 0

By virtue of the Reporting Persons’ coordinated efforts to influence management (as defined and described in Item 4 above), the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 6,567,766 shares of Common Stock, constituting approximately 22.81% of the shares of Common Stock outstanding.

(b)	Yarbro has sole voting and dispositive power over the 285,980 shares of Common Stock beneficially owned by him. Ron Hirschi has sole voting and dispositive power over the 832,011 shares of Common Stock beneficially owned by him. Steven Roehrich has sole voting and dispositive power over the 12,500 shares of Common Stock beneficially owned by him.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the addition of the following:

Each of the Nominees has entered into a nominee agreement with Yarbro on behalf of the Reporting Persons (each, a “Nominee Agreement” and collectively, the "Nominee Agreements"), pursuant to which each has agreed to stand for election to the Issuer's board of directors and to serve as a director if elected.

Item 7. Material to Be Filed as Exhibits

Item 7 of this Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description
3	Form of Letter to the Board of Directors
4	Form of Stockholder Proposal, including Form of Nominee Agreement
5	Form of Demand to Inspect the Books and Records of the Company

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Stanley Yarbro
Stanley Yarbro

/s/ Ron Hirschi
Ron Hirschi

14

/s/ Richard Hornidge
Richard Hornidge

/s/ Robert Davis
Robert Davis

/s/ Richard Kwak
Richard Kwak

/s/ Ted Kustin
Ted Kustin

/s/ Brian Strauss
Brian Strauss

/s/ William Kay
Dr. William Kay

/s/ Ronald Tolboe
Ronald K. Tolboe

/s/ Steven Roehrich
Steven Roehrich

15